VONAGE HOLDINGS CORP.

April [•], 2006

VIA FACSIMILE (202-772-9205) AND EDGAR

Mr. William Bennett
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C.  20549

Vonage Holdings Corp.

Registration Statement on Form S-1
Filed February 8, 2006 (File No. 333-131659)

Responses to SEC Comment Letter dated March 10, 2006

Dear Mr. Bennett:

On behalf of Vonage Holdings Corp. (the “Company”), set forth below are the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received in your letter dated March 10, 2006 relating to the Company’s registration statement on Form S-1 (File No. 333-131659) filed on February 8, 2006 (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”).  Each Staff comment is followed by the Company’s response to that comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

This letter should be read in conjunction with the accompanying Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company filed with the Commission on the date hereof.  In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 1.  To assist the Staff in reviewing Amendment No. 1, we are delivering, by overnight mail, a copy of this letter and eight bound copies of Amendment No. 1.  Four of the copies of Amendment No. 1 have been marked to show changes from the Registration Statement as originally filed with the Commission on February 8, 2006.

General

1.                          We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range.  Please note that we may have additional comments once you have provided this disclosure.  Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Company respectfully notes the Staff’s comment and will revise the Prospectus in a subsequent pre-effective amendment to the Registration Statement to include the anticipated price range and all other information it is not entitled to omit under Rule 430A.  The Company will provide the Staff with sufficient time to review the complete disclosure prior to the distribution of the preliminary Prospectus.

2.                          We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement.  We must review these documents before the registration statement is declared effective, and we may have additional comments.

The Company respectfully notes the Staff’s comment and has filed a number of the exhibits together with this Amendment No. 1.  The Company will file all remaining exhibits, including the legal opinion and underwriting agreement, with subsequent pre-effective amendments to the Registration Statement.

3.                          Please provide us with copies of your prospectus artwork prior to circulating your preliminary prospectus.  Since we may have comments that could result in material revisions to your artwork, please provide us with sufficient time to comment on your artwork prior to circulating your preliminary prospectus.  See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

The Company respectfully notes the Staff’s comment and will file graphical materials and artwork with a subsequent pre-effective amendment to the Registration Statement.  The Company will provide the Staff with sufficient time to review such materials and artwork prior to the distribution of the preliminary Prospectus.

4.                          We note the growth estimate data and other figures cited throughout the document, such as those provided by ABI Research, Forrester Research, Inc., Frost & Sullivan, Gartner, Inc., IDC, Nielsen//Net Ratings, TeleGeography

Research and Yankee Group.  Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing each statement with the underlying factual support.  Confirm for us in your response letter that these documents are publicly available.  To the extent that any of these reports have been prepared specifically for you, file a consent from the third party.

The Company is furnishing supplementally to the Staff marked copies of the requested data supporting third party statements.  All of these documents are publicly available for a fee, and none were prepared specifically for the Company.

5.                          We note your disclosure that Michael Snyder will join your board of directors and become your Chief Executive Officer.  We remind you to file consents for any persons about to be named as directors who have not signed the registration statement.  See Securities Act Rule 438.

Mr. Snyder became our Chief Executive Officer effective as of February 27, 2006 and was elected to our board of directors on March 23, 2006.  Accordingly, Mr. Snyder has signed Amendment No. 1.  The Company respectfully notes the Staff’s comment and in the future will file consents for any persons about to be named as directors who have not signed the Registration Statement.

Inside cover page, page i

6.                          We note the legend at the top of page i, which states that “[y]ou should rely only on information contained in this prospectus.”  It appears that this legend is inconsistent with your filing of a free writing prospectus on February 15, 2006, and thus should be removed.  Please revise accordingly.

The Company has revised the inside cover page pursuant to the Staff’s comments to include a reference to related free writing prospectuses filed with the Commission.

7.                          Please delete the sentence immediately following the table of contents.  Item 502 of Regulation S-K does not permit inclusion of this information on the inside front cover page and it will not be necessary once you make your disclosure clear from the context.

The Company has revised the inside cover page pursuant to the Staff’s comments.

Prospectus Summary, page 1

8.                          As currently drafted at four pages, the summary section is too long.  Also, much of the summary as currently drafted simply repeats disclosure in your Business discussion.  The summary should provide a brief, non-repetitive, non-generic discussion of the most material aspects of you and your offering.  Please reduce the amount of detail by carefully considering and identifying those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language.  For example, consider significantly reducing or deleting the subsections entitled “Our Strengths” on page 2 and “Our Strategy” on page 3.  This disclosure is too detailed for the summary and is more appropriate for your Business discussion.

The Company has revised the prospectus summary on pages 1- 4 pursuant to the Staff’s comments.

9.                          We remind you that your summary should present a balanced picture of your operations.  Accordingly, please disclose in your summary your significant amount of debt and include a statement that you cannot provide any assurance that you will benefit from the projected growth in new VoIP subscribers as discussed under “Our Market Opportunity.” In addition, considering the importance you attach to difficulties with your E-911 and emergency call service, please revise to provide a very brief description of these matters in the prospectus summary.  Finally, qualify your statement on page 1 that you provide communications services “with a call quality comparable to traditional telephone services” in light of your disclosure under “Industry Overview” that alternative communication providers such as Vonage have less control over call quality than traditional telephone companies.

The Company has revised the prospectus summary on pages 1-3 pursuant to the Staff’s comments.

10.                   Clarify what you mean by “scaleable” on page 2 and throughout the prospectus

The Company has deleted the reference to “scaleable” on page 2 in the prospectus summary and has clarified the term in the “Business” section pursuant to the Staff’s comments.

Our Investors, page 4

11.                   Please tell us why you are giving effect to the conversion of your preferred stock into shares of common stock.  It is unclear whether the preferred shares automatically convert to common stock upon the completion of this offering or the preferred shareholders have notified you that they intend to convert their preferred stock into shares of common stock.

The Company has revised the disclosure on page 3 and elsewhere in the Prospectus to indicate that it expects the preferred stock will automatically convert upon this proposed initial public offering.

All series of preferred stock automatically convert into shares of common stock upon an initial public offering meeting certain conditions.  As disclosed in

“Description of Capital Stock” in the Registration Statement, the Company expects that all outstanding shares of all series of its convertible preferred stock will be converted into shares of common stock upon completion of the initial public offering.  Once a price range and potential share number have been established and disclosed in the Registration Statement, the Company will be able to confirm whether this initial public offering will likely meet the conditions for automatic conversion.  If the conditions are not likely to be met, the Company will revise the disclosure to reflect such fact and that therefore the preferred stock will likely not convert into shares of common stock.

Recent Developments, page 4

12.                   Provide us with an analysis as to why the recent private placement of convertible notes should not be integrated with the registered public offering.

The Company respectfully submits that, beginning with the Verticom, Inc. no-action letter (available February 12, 1986), the Staff has taken the position that pursuant to Rule 152 under the Securities Act of 1933, as amended (the “Securities Act”), an otherwise valid private offering exempt from registration under Section 4(2) of the Securities Act would not be integrated with a subsequent registered public offering that is contemplated at the time of the private offering.  This position was also taken in Vulture Petroleum Corp. (available February 2, 1987) with respect to an offering made pursuant to Rule 506 under the Securities Act that was to be followed by a registered public offering.

In the Black Box Incorporated no-action letter (available June 26, 1990), the Staff made clear that Rule 152 is available to prevent the integration of an exempt private offering of convertible securities with a subsequent public offering of common stock, as long as the private offering is completed prior to the filing of the registration statement relating to the public offering.  The Staff has maintained this position since the early 1990s, as was reflected in Release No. 33-7606 (Nov. 3, 1998).  See also Stanley Keller, Securities Law Update 2004: The Metaphysics of Integration of Private and Public Offerings, September 2002 (Practising Law Institute 2004), at 14-15.

In the case of the Company’s convertible notes, the Company commenced its private placement in late November 2005 pursuant to an offering exempt from registration under Section 4(2) of the Securities Act.  The convertible notes were offered only to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, and to a limited group of “accredited investors,” as defined in Rule 501 under the Securities Act.  These accredited investors were existing direct or indirect investors in the Company and/or members of the Company’s senior management.  Neither the Company nor any person acting on its behalf offered or sold the convertible notes by any form of general solicitation or general advertising.  Definitive subscription agreements for the purchase of the convertible notes were executed beginning in mid-December 2005, all of which contained representations by the purchasers of the convertible notes that they intended to acquire the notes for investment only and not with a view toward the public sale or distribution thereof.  By the end of January 2006, all such definitive subscription agreements had been executed and delivered, and the Company had received payment for and had issued all of the convertible notes sold in the offering.  As a result, the offering was completed by the end of January 2006.  The registration statement relating to the Company’s initial public offering was subsequently filed with the Commission on February 8, 2006.

Based on the foregoing facts and the Staff’s position discussed above, the Company respectfully submits that the Company’s offering of convertible notes, which was exempt from registration under Section 4(2) of the Securities Act, should not be integrated with the Company’s subsequent registered initial public offering of common stock.

The Offering, page 5

13.                   Your disclosure indicates that all outstanding shares of your convertible preferred stock will convert into common stock upon the closing of the IPO.  In your response letter, please confirm that the registration statement will not cover the issuance of common shares upon conversion of the various series of privately-sold convertible preferred stock.

The Company confirms that the Registration Statement will not cover the issuance of shares of common stock upon conversion of the various series of the Company’s convertible preferred stock.

Risk Factors, page 9

We may require significant capital to pursue our growth strategy..., page 14

14.                   If you have experienced any recent difficulties obtaining loans or raising capital because you do not “fit traditional lending criteria,” please revise this risk factor discussion accordingly.

The Company has revised the disclosure on page 14 pursuant to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

15.                   The Commission’s Interpretive Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” located on our website at

http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.  Please consider expanding your discussion of any known trends or uncertainties that could materially affect your results of operations in the future, such as your intention to expand your customer base and geographic presence.  We have provided several additional examples in the comments that follow.

The Company has revised the disclosure on pages 33-34 pursuant to the Staff’s comments and has disclosed all known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on its financial condition or operating performance.  The Company respectfully submits that the effects on its future results of operations from its intention to expand its customer base are thoroughly addressed in the last paragraph under “Overview.”  The Company also believes that its intention to expand its geographic presence does not merit disclosure in this section, because it will not initiate service in any new area unless it believes it is adequately funded to do so.  The Company has added disclosure under “Liquidity” that addresses costs and funding of geographic expansion.

Trends in Our Industry and Business, page 31

16.                   Please provide a discussion of the trends in the competition you expect to face with the incumbent telephone companies, cable companies, alternative voice communications providers and wireless companies.  We note that you may find it difficult to compete with the bundled services that may be provided by the incumbent telephone and cable companies.

The Company has added a discussion on page 33 regarding the changing competitive landscape.

17.                   See your discussion of subscriber line growth.  Please discuss the increasing trend in your average monthly churn rate and the decreasing trend in your average monthly revenue per line.  Also, discuss in your MD&A how these trends may be indicative of your future results of operations.

The Company has revised the disclosure on page 33 pursuant to the Staff’s comments.

18.                   See your discussion of average monthly direct cost of telephony services per line.  Please revise the third sentence to disclose that it increased from $7.83 in the first quarter of 2005 to $8.56 in the third quarter of 2005.  We note your disclosure on page 49.

The Company has revised the disclosure on page 33 pursuant to the Staff’s comments.

19.                   We reference your discussion of regulation and note that the FCC has concluded that wireline broadband Internet access and cable modem service are information services.  Please discuss the impact of this conclusion on your future results of operations.  Also, discuss how your inability to provide E-911 coverage in your markets will impact your future results of operations.

The Company has included a discussion on page 34 of how the Company’s inability to provide E-911 coverage in all markets could impact the Company’s future results of operations.  In addition, the Company has added disclosure about the FCC’s conclusion, although the disclosure is focused on the possible effects of the conclusion, not the nature or regulatory aspects of information services and telecommunications services.

Operating Expenses, page 32

20.                   If material, provide quantified discussions of any expected increases in expenses described throughout this section, to the extent known.  For example, indicate your intention to continue to increase your marketing expense, quantify the anticipated amount of the increase and address how you intend to pay for this increase in expenses.  Similarly address the estimated increase to your selling, general and administrative expenses associated with your plans to hire additional personnel and the costs related to being a public company.

The Company has revised the disclosure on pages 35-37 pursuant to the Staff’s comments.

Key Operating Data, page 34

21.                   Provide an expanded discussion of management’s analysis of the company’s performance based on an evaluation of the data presented in this section.  Describe the assessments or conclusions that management made.  For instance, address what management considered regarding the drop in your average monthly revenue per line while you are experiencing a rise in your costs per subscriber, including whether this trend will likely continue.

The Company has added disclosure that it believes provides investors additional information that will be useful in evaluating the data presented.  However, the Company respectfully suggests that period-to-period comparison is better presented in the portion of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” reserved for that comparison.  To the extent key operating data has changed materially from period to period, the Company believes it has provided appropriate disclosure in that portion of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company respectfully notes the Staff’s concern with the decrease in revenue per line compared with the increase in direct cost per line.  The decrease in revenue per line is a result of the Company trying to find the right price to mass market its services.  The Company believes its current prices are appropriate and does not contemplate any further reductions.  Its direct cost per line has increased slightly in recent quarters, largely due to E-911.  However, the Company does not expect this cost to increase significantly in the future.  Moreover, during the quarters that it decreased its prices, the Company’s direct cost per line was decreasing, as shown on page 49 under “Quarterly Results of Operations.”

Liquidity and Capital Resources, page 50

22.                   The current disclosure is overly vague and generic.  Detailed disclosure of the company’s future liquidity requirements should be provided, including quantified disclosure, if possible.  Your liquidity section should discuss the cash requirements for implementing your business strategy.  For example, your liquidity section should provide detailed (and quantified, if possible) disclosure regarding the significant marketing expense you expect to continue to incur and how this strategy will affect the company’s cash needs.  The impact of any planned expansion into foreign markets, which is suggested throughout the prospectus, should also be discussed in the context of your liquidity needs.  The liquidity section should indicate the source of funds for each anticipated cash need.  Please refer to Release No. 33-8350 for additional guidance regarding the disclosure expected in the liquidity section.

The Company has revised the disclosure on pages 51-53 pursuant to the Staff’s comments.

23.                   Although we note that the company will have sufficient funds your net losses and capital expenditures for “at least the next twelve months,” please provide a discussion regarding the company’s ability to meet its long-term liquidity needs.  We consider “long-term” to be the period in excess of the next twelve months.  See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350.  Clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond next twelve months; if so, then state the length of time for which the existing funds will be sufficient.

The Company has revised the disclosure on page 51 pursuant to the Staff’s comments.

24.                   Please revise to describe the terms of your senior unsecured convertible notes, including financial covenants, ratios and events of default and any “significant restrictions on [y]our ability to raise additional capital.”  Note that Release No. 33-8350 recommends expanded disclosure of material covenants when they limit, or are reasonably likely to limit, a company’s ability to undertake financing to a material extent.  Also disclose how you used, or plan to use, the proceeds from the convertible notes.

The Company has revised the disclosure on page 52 to discuss how the trading price of its common stock could limit its access to the equity markets.  The Company has not described the financial covenants contained in the convertible notes because these covenants will cease to have effect upon consummation of the Company’s initial public offering.  The events of default for the convertible notes are standard and customary, so the Company has not listed them in this section of the Prospectus.  They are listed under “Description of Convertible Notes.”

Nine Months Ended September 30, 2004 Compared to the Nine Months Ended September 30, 2005, page 51

25.                   You make multiple statements that “[w]orking capital activities primarily consisted of a net increase in accounts payable and accrued expenses.”  Please revise to discuss and analyze the underlying reasons for these increases.  Provide an analysis of the reasons underlying the effects you identify and specify and quantify each material factor that contributes to a change in a reported result.  Additionally, disclose any material effects reasonably likely to result from known trends, commitments and uncertainties.  See Section IV of Release No. 33-8350.

The Company has revised the disclosure on pages 52-53 pursuant to the Staff’s comments.

Contractual Obligations and Other Commercial Commitments, page 52

26.                   Revise to provide tabular disclosure of the obligations under the convertible notes you issued in December 2005 and January 2006, including anticipated interest payments.  See Item 303(a)(5) of Regulation S-K.

The Company has revised the disclosure on page 54 pursuant to the Staff’s comments.

Net Operating Loss Carryforwards, page 55

27.                   Please revise to provide more detail about how the utilization of net operating losses could be limited.  Provide quantitative details if available.

The Company has revised the disclosure on page 56-57 pursuant to the Staff’s comments.

Business, page 62

Network Operations, page 68

28.                   Describe the material terms of your agreements with the several telecommunications providers that relate to the interconnections of calls and co-location facilities.  Also file any material contracts with these parties and any other parties as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

The Company respectfully notes the Staff’s comment.  However, the Company does not believe any of its agreements with telecommunications providers that relate to the interconnections of calls and co-location facilities are material contracts as provided under Item 601(b)(10) of Regulation S-K for the following reasons: (1) these agreements are ordinary agreements for telecom providers such as the Company, and (2) the Company’s business is not substantially dependent upon these agreements as the Company can easily substitute other telecommunications providers in order to obtain the same or similar services.  The provision of these services are essentially a commodity that can be easily obtained from another telecommunications provider at a similar cost.

Intellectual Property, page 75

29.                   Please delete the statement in the first paragraph that you rely on intellectual property rights afforded by patent laws given that you merely have several pending patent applications.  Also disclose the duration and effect of the copyrights, trademarks and licenses that you hold pursuant to Item 101(c)(1)(iv) of Regulation S-K.

The Company has deleted the statement in the first paragraph under “Intellectual Property” on page 78 that it relies on intellectual property rights afforded by patent laws.  The Company has revised the disclosure pursuant to the Staff’s comments to indicate the duration of material trademarks.  The Company does not have copyrights or licenses that are material to the Company as provided under Item 101(c)(1)(iv) of Regulation S-K.

Legal Proceedings, page 78

30.                   Ensure that you provide quantified disclosure of the relief sought in each proceeding.  For instance, we note that you do not indicate the amounts being sought in the patent litigation described on page 80.  Further, please keep us informed about the progress of the litigation described in this section and update your disclosure accordingly.

The Company has revised the “Legal Proceedings” section on pages 81-84 to quantify the relief sought in each proceeding, or the fact that monetary relief has not been specified.

Regulation, page 82

VoIP E-911 Matters, page 83

31.                   We note your disclosure here that the FCC expects that VoIP providers will discontinue marketing their services and accepting new customers in areas in which they cannot offer enhanced emergency dialing capabilities.  Please revise to provide risk factor disclosure addressing the risk that you may be required to stop accepting new customers and describe more specifically for what percentage of your customers and your service area you are not able to provide E-911 coverage.  Your related risk factors on pages 11-12 do not clearly highlight this concern.  Also clarify whether you are currently restricted from marketing and accepting new subscribers in areas where you cannot provide E-911 service while you are waiting for the FCC to act on your petition for an extension and limited waiver.

The Company has revised its disclosure on pages 87-88 to address the Staff’s comments.

Management, page 91

Audit Committee, page 94

32.                   We note your disclosure that “audit committee members must meet the independence standards for audit committees of companies listed on ....”  Please revise to state more clearly whether or not the audit committee members actually do meet the independence requirements.  Also clarify which members of your audit committee, compensation committee and nominating and governance committee are independent.

The Company respectfully notes the Staff’s comment and will revise the disclosure in a subsequent pre-effective amendment to the Registration Statement that identifies the stock exchange or market on which the Company has applied to list its common stock.  At such time, the Company will disclose the independence of its directors and committee members based upon the standards of such stock exchange or market.

Executive Compensation, page 96

33.                   Provide more specific disclosure about the parameters that will be evaluated in determining whether bonuses are to be paid to your executive officers.  For example, discuss and quantify, to the extent possible, whether bonuses are based on a number of subscriber line additions, revenue levels, earnings goals, etc.

The Company has revised the disclosure on pages 101-104 pursuant to the Staff’s comments.

Principal Stockholders, page 104

34.                   Revise to provide the information in the beneficial ownership table as of the most recent practicable date, as required by Item 403 of Regulation S-K.  In this regard, revise the calculations of the security holders’ ownership to take into account the shares of common stock underlying the convertible notes issued in December 2005 and January 2006, as it appears that the notes are immediately convertible.  Refer to Rule 13d-3.

The Company has revised the “Principal Stockholders” section on pages 108-110 pursuant to the Staff’s comments.

35.                   Disclose the person(s) who have voting and investment control over the shares held by shareholders that are not natural persons, including Meritech Capital Partners and New Enterprise Associates, to the extent they are not widely held.

The Company has revised its disclosure on pages 109-110 pursuant to the Staff’s comments.

Underwriting, page 118

36.                   Please revise to disclose the number of shares subject to the lock-up and the factors that will be used by the underwriters in determining whether to release the shares subject to the lock-up.

The Company respectfully notes the Staff’s comment and will revise the Prospectus in a subsequent pre-effective amendment to the Registration Statement to include the number of shares that are subject to the lock-up once the number has been determined.

The Company advises the Staff supplementally that Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS Securities LLC (together, the “Representatives”) have informed the Company that they have no present intent, agreement or arrangement to release any shares that will be subject to these lock-up agreements and that the release of any lock-up will be considered on a case by case basis in light of the particular circumstances surrounding each request for a release.  The Representatives have advised that, historically, releases from such lock-up agreements have been unusual and generally given only under special circumstances.  In considering past requests to release shares from lock-up agreements, the Representatives have considered factors such as the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request, market conditions, the trading price of the stock and historical trading volumes of the stock.  The Company respectfully submits that because the factors that may enter into a particular decision to release shares from a lock-up are not known at this time, they are not disclosable.

Directed Share Programs, page 120

37.                   Please revise to disclose what percentage of the offering will be made to your customers and what percentage will be made to “other persons related to [you].”  Briefly clarify what groups of people these “other persons” are and how you will determine which of your customers may participate in the directed share program.  Indicate if broker-dealers registered with the NASD will be able to participate.

The Company respectfully notes the Staff’s comments and will provide supplementally to the Staff a description of the directed share program.

38.                   We will continue to consider the directed share program website at ipoinfo.vonage.com and may have further comments.

The Company acknowledges the Staff’s comment.

Experts, page 123

39.                   Please provide the disclosures under Item 304 of Regulation S-K.

The Company has revised the disclosure on page 128 pursuant to the Staff’s comments.

Consolidated Statements of Operations, page F-5

40.                   It appears that the caption “Direct cost of telephony services” excludes depreciation and amortization for property and equipment directly attributed to the generation of telephony services revenue.  If so, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from the caption “Direct cost of telephony services.”

The Company respectfully notes the Staff's comments but believes the disclosure of amounts associated with depreciation and amortization is not consistent with the definition of what comprises "Direct cost of telephony services." The Company has revised its disclosure on page F-10 to indicate that "Direct cost of telephony services'' excludes indirect costs such as depreciation and amortization, payroll and facilities costs and that the Company's presentation of direct cost of telephony services may not be comparable to other similar companies.

Note 6. Preferred Stock, page F-22

41.                   We note that the conversion terms of your preferred stocks are “subject to adjustment.” Please tell us the terms of the adjustment for each preferred stock.

The Company has revised Note 7 to the Company’s Consolidated Financial Statements to indicate that the convertible preferred stock is subject to adjustment for stock dividends, combinations, splits, recapitalizations and similar transactions.

Note 6. Series A Redeemable Convertible Preferred Stock, page F-22

Note 6. A-2 Redeemable Convertible Preferred Stock, page F-23

42.                   We note that you assigned a value to the warrants issued with your preferred stocks.  Please tell us where these warrants are presented on your consolidated balance sheet.  Also, tell us how you are accounting for these warrants under EITF 00-19.

The Company issued these warrants in connection with notes payable from the Company's principal stockholder and Chairman. These notes payable were subsequently converted into shares of Series A-2 Redeemable Convertible Preferred Stock.

The Series A-2 Redeemable Convertible Preferred Stock Warrants are located in the section of the consolidated balance sheet under “Redeemable Preferred Stock”.  The Company believes that EITF 00-19 does not apply since these warrants are convertible into common stock using a fixed conversion price.

Note 6. Series E Redeemable Convertible Preferred Stock, page F-25

43.                   Please tell us how you concluded that the Series E Redeemable Convertible Preferred Stocks did not include a beneficial conversion feature.

The Company acknowledges the Staff’s comment and has revised the disclosure in Note 7 to the Company’s Consolidated Financial Statements on page F-28 to indicate that the Company believes that the investors of approximately 1% of these shares did receive a beneficial conversion feature. The beneficial conversion feature was triggered due to an increase in the value of the Company's common stock during the offering period.

Note 7. Employee Benefit Plans, page F-26

44.                   For stock options issue since January 1, 2005, please tell us how the fair values were determined.  In your response, please address the following:

•                                          whether the stock valuation was determined on a contemporaneous or retrospective basis, including the reasons why;

•                                          whether the valuation was performed by management or an independent third party;

•                                          identify and quantify each factor that contributed to the fair value at each grant date; and

•                                          the reasons for any variance between your stock valuation and the expected initial public offering price.

The determination of the fair market value of common stock is as follows:

Historically, the Company has determined the fair market value of its common stock based upon the implied valuations suggested by arms’-length transactions in its common stock and various series of its convertible preferred stock. While the Company obtained an independent third-party contemporaneous valuation that indicated a value of $2.00 per share of its common stock as of March 21, 2005, the Company determined that the value of its common stock was $2.65 per share at the time of all option grants in 2005 until July 15, 2005, based upon the value suggested by the price of the Series E Preferred Stock sold in private placements in April 2005 through June 2005.

As the Company contemplated an initial public offering of common stock in mid-2005, it revised its determination of the fair market value of its common stock to include the consideration of a number of factors, including discounted cash flow analysis of its financial results and other metrics such as revenue multiples, EBITDA multiplies and subscriber line multiples. Because the discounted cash flow analysis took into account all elements of the Company’s financial performance, the Company selected the midpoint of the discounted cash flow analysis as the basis for determining the Company’s initial public offering price target. In consultation with an independent third party, the Company determined that the fair market value of its common stock between the filing of the initial registration statement and the completion of the initial public offering would initially be equal to 80% of the initial public offering price target, and would increase each month in 5% increments, up to a maximum value of 95% of the initial public offering price target. This methodology was modified slightly in December 2005 to adjust the common stock price to the then-effective conversion price of the Notes of $5.08. The Company believes that this approach provides for an appropriate option pricing model leading up to the initial public offering as it factors in the growth of the business as the initial public offering approaches but also recognizes that there should be some level of discount given that there is some element of risk associated with the timing of an initial public offering.

45.                   Provide all the applicable disclosures under paragraphs 179-182 of the AICPA Audit and Accounting Practice Aid Series, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”

Employee stock option grant information and the determination of the fair market value of common stock is as follows:

Information on employee stock options granted during 2005 is summarized as follows:

			Estimated
			Fair	Intrinsic
	Options	Exercise	Market	Value
Date of Issuance	Granted	Price	Value	per Share
April 1 through April 30	6,032	$2.65	$2.65
May 1 through May 31	546	2.65	2.65
June 1 through June 30	492	2.65	2.65
July 1 through July 15	344	2.65	2.65
July 15 through July 31	480	3.15	3.15
August 1 through August 15	12,080	3.15	3.15
August 16 through August 31	347	3.67	3.67
August 30, 2006	350	3.15	3.67	$0.52
September 1 through September 15	1,165	3.67	3.67
September 16 through September 30	50	4.19	4.19
October 1 through October 15	182	4.19	4.19
October 16 through October 31	148	4.46	4.46
November 1 through November 15	312	4.46	4.46
November 16 through November 30	74	4.72	4.72
December 1 thorugh December 15	663	4.72	4.72
December 16 through December 31	63	5.08	5.08
Total	23,327

Historically, the Company has determined the fair market value of its common stock based upon the implied valuations suggested by arms’-length transactions in its common stock and various series of its convertible preferred stock. While the Company obtained an independent third-party contemporaneous valuation that indicated a value of $2.00 per share of its common stock as of March 21, 2005, the Company determined that the value of its common stock was $2.65 per share at the time of all option grants in 2005 until July 15, 2005, based upon the value suggested by the price of the Series E Preferred Stock sold in private placements in April 2005 through June 2005.

As the Company contemplated an initial public offering of common stock in mid-2005, it revised its determination of the fair market value of its common stock to include the consideration of a number of factors, including discounted cash flow analysis of its financial results and other metrics such as revenue multiples, EBITDA multiplies and subscriber line multiples. Because the discounted cash flow analysis took into account all elements of the Company’s financial performance, the Company selected the midpoint of the discounted cash flow analysis as the basis for determining the Company’s initial public offering price target. In consultation with an independent third party, the Company determined that the fair market value of its common stock between the filing of the initial registration statement and the completion of the initial public offering would initially be equal to 80% of the initial public offering price target, and would increase each month in 5% increments, up to a maximum value of 95% of the initial public offering price target. This methodology was modified slightly in December 2005 to adjust the common stock price to the then-effective conversion price of the Notes of $5.08. The Company believes that this approach provides for an appropriate option pricing model leading up to the initial public offering as it factors in the growth of the business as the initial public offering approaches but also recognizes that there should be some level of discount given that there is some element of risk associated with the timing of an initial public offering.

Note 9. Vendor Commitments, page F-30

46.                   Please see the first sentence.  Confirm to us that you are accounting for the landlord incentive as deferred rent and amortizing it as a reduction of lease expense over the lease term.  If not, please revise accordingly.

The money received from the landlord was not considered to be a rent abatement but a reimbursement for leasehold improvements, and as such, the Company is amortizing the improvements to depreciation expense over the life of the lease.  Also, the lease for the Holmdel, New Jersey facility was capitalized in accordance SFAS No. 13, “Accounting for Leases,” and accordingly, the Company cannot offset rent expense for the landlord incentive.

Note 9. Litigation, page F-31

Note 9. State and Municipal Taxes, page F-33

47.                   Please confirm to us that losses in excess of the reserves are not reasonably possible to occur.  Otherwise, provide the disclosures under paragraph 10 of FAS 5.

For state and municipal taxes, the Company cannot confirm that losses in excess of the reserves are not reasonably possible.  Therefore, the Company has revised the disclosure in Note 10 to the Company’s Consolidated Financial Statements on page F-37 using the guidance of paragraph 10 of FAS 5.

Note 12. Senior Unsecured Convertible Notes, page F-38

48.                   We note that prior to the completion of the initial public offering the conversion price is $5.08 and after the completion of the initial public offering the conversion price is the lesser of (1) $5.08 and (2) 90% of IPO price.  Please tell us how you are accounting for the beneficial conversion feature (the difference between the conversion price and the IPO price) under EITF 98-5 and 00-27.

On the issuance date of the senior unsecured convertible notes (December 16, 2005), the fair market value of the Company’s common stock was $5.08 based upon the $2 billion negotiated Company valuation between the Company and the lenders.  Since the conversion price of $5.08 is equal to the fair market value, the Company believes there is no beneficial conversion feature on the issuance date. However, the potential adjustment to the conversion price immediately following the completion of the Company's initial public offering and the conversion features that allow for downward adjustment to the conversion price in the event that a registration statement relating to a Qualified initial public offering is not filed on a timely basis or declared effective by the SEC prior to December 16, 2006 represent embedded derivatives that require separate valuation from the Notes. The Company has estimated the fair value of the embedded derivatives at the time of issuance. The initial fair value of the embedded derivatives has been recorded as a long-term liability with a corresponding reduction in the amount of the Notes. The Notes will be accreted for this amount with a corresponding amount recorded as interest expense each month over the life of the Notes using the effective interest method. Any subsequent change in the estimated fair value of the embedded derivatives will be recorded as other income or expense. See page F-23.

Updating

49.                   Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

The Company has updated the financial statements to comply with Rule 3-12 of Regulation S-X.

Part II — Information not Required in the Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

50.                   For each of the unregistered sales, please revise to state briefly the facts relied upon to make the claimed exemption from registration available.  See Item 701(d) of Regulation S-K.  For transactions in which you sold securities to individuals, specify whether the purchasers are affiliated with your company.

The Company has revised the disclosure in Item 15 of Part II on page II-3 pursuant to the Staff’s comments.

If you have any questions concerning the matter referred to in this letter, please call the undersigned at (732) 528-2675 or counsel to the Company, James S. Scott, Sr. and Ferdinand J. Erker of Shearman & Sterling LLP, at (212) 848-7702 and (212) 848-8167, respectively.

Very truly yours,

John S. Rego

cc:                                 Michele M. Anderson

(Securities and Exchange Commission)

Sharon A. O’Leary, Chief Legal Officer

(Vonage Holdings Corp.)

James S. Scott, Sr., Esq.

(Shearman & Sterling LLP)

Ferdinand J. Erker, Esq.

(Shearman & Sterling LLP)

Erik R. Tavzel, Esq.

(Cravath, Swaine & Moore LLP)

Adam Roth

(BDO Seidman, LLP)

D. Brian Downey

(Amper, Politziner & Mattia P.C.)